Notification of buy-back Notification of buy-back 1 / 5 Announcement Summary Name of entity JAMES HARDIE INDUSTRIES PLC Announcement type New announcement Date of this announcement 9/11/2023 ASX Security code and description of the class of +securities the subject of the buy-back JHX : CHESS DEPOSITARY INTERESTS 1:1 The type of buy-back is: Refer to next page for full details of the announcement On market buy-back EXHIBIT 99.1

Notification of buy-back Notification of buy-back 2 / 5 Part 1 - Entity and announcement details 1.1 Name of entity JAMES HARDIE INDUSTRIES PLC We (the entity named above) provide the following information about our buy-back. 1.2 Registration number type ARBN Registration number 097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.5 Date of this announcement 9/11/2023 1.6 ASX Security code and description of the class of +securities the subject of the buy-back JHX : CHESS DEPOSITARY INTERESTS 1:1 New announcement

Notification of buy-back Notification of buy-back 3 / 5 Part 2 - Type of buy-back 2.1 The type of buy-back is: On market buy-back

Notification of buy-back Notification of buy-back 4 / 5 Part 3 - Buy-back details Part 3A - Details of +securities, price and reason 3A.1 Total number of +securities on issue in the class of +securities to be bought back 437,772,838 3A.4 Does the entity intend to buy back a minimum number of +securities 3A.5 Does the entity intend to buy back a maximum number of securities 3A.5a Maximum number of securities proposed to be bought back 8,276,390 3A.6 Name of broker or brokers who will offer to buy back +securities on the entity's behalf Broker name: Barrenjoey Markets Pty Limited 3A.9 Are the +securities being bought back for a cash consideration? 3A.9a Is the price to be paid for +securities bought back known? 3A.9a.1 In what currency will the buy-back consideration be paid? AUD - Australian Dollar Part 3B - Buy-back restrictions and conditions 3B.1 Does the buy-back require security holder approval? No Yes Yes No

Notification of buy-back Notification of buy-back 5 / 5 Part 3C - Key dates On-market buy-back 3C.2 Proposed buy-back start date 13/11/2023 3C.3 Proposed buy-back end date 31/10/2024 Part 3D - Other Information 3D.1 Any other information the entity wishes to notify to ASX about the buy-back Based on a closing market price on ASX of A$46.97 on 8 November 2023 (being the business day immediately prior to the date of this notice) and an A$/US$ exchange rate of 0.6431 (being the applicable spot rate on the same date) this would equate to a maximum of 8,276,390 ordinary shares/CUFS. However, the final maximum number of shares/CUFS will depend on market price and exchange rate movements over the buy-back period. No